Exhibit 12.1

Sally Beauty Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands, except ratios)

	Fiscal Year Ended September 30,					Six Months Ended March 31,
	2007	2008	2009	2010	2011	2012

Income before provision for income taxes	$82,613	$123,799	$164,814	$227,948	$335,939	$193,189
Add: Total fixed charges (see details below)	195,079	213,683	187,456	172,466	176,715	83,783
Less: Capitalized interest	—	—	—	—	—	—
Total income before provision for income taxes, plus fixed charges, less capitalized interest	$277,692	$337,482	$352,270	$400,414	$512,654	$276,972

Fixed Charges:
Interest expense(a)	$145,972	$159,116	$132,022	$112,982	$112,530	$51,758
Capitalized interest		—	—	—	—	—
Estimate of interest included in rental expense(b)	49,107	54,567	55,434	59,484	64,185	32,025

Total fixed charges	$195,079	$213,683	$187,456	$172,466	$176,715	$83,783

Ratio of earnings to fixed charges	1.42x	1.58x	1.88x	2.32x	2.90x	3.31x

(a)

Interest expense includes interest associated with debt, marked-to-market interest expense (income) from interest rate swaps not designated as hedges, and the amortization of debt-issuance costs. For the six months ended March 31, 2012, interest expense excludes a $34.6 million charge related to our December 2011 redemption of our senior notes due 2014 and senior subordinated notes due 2016.

(b)	Fixed charges include an estimate of interest included in rental payments — one third of rent expense under operating leases.